Exhibit 99.1

China Digital TV Subsidiary Reaches Capital Increase Agreement with ShouTai JinXin

BEIJING, Jan. 10, 2017 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that Beijing Cyber Cloud Technology Co., Ltd. (“Cyber Cloud”), a subsidiary of China Digital TV, entered a capital increase agreement (the "Agreement") with ShouTai JinXin (Beijing) Capital Management ("ShouTai JinXin"), a leading fund management company in China, pursuant to which ShouTai JinXin will invest RMB33.0 million in cash into Cyber Cloud.

"We are very pleased to announce this capital increase agreement. ShouTai JinXin’s strategic investment in Cyber Cloud demonstrates investors’ confidence in the significant potential and opportunities associated with our cloud business," commented Mr. Jianhua Zhu, China Digital TV's chief executive officer. “As of the year end of 2016, we have deployed our cyber cloud platform across China with over 5.0 million total registered users. With our leadership position and strong partnerships in China’s cable TV market, we are committed to building and promoting our cyber cloud ecosystem throughout China. We will continue to explore investment and partnership opportunities to further expand our cyber cloud services into new cities and enrich our content offerings.”

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About ShouTai JinXin

ShouTai JinXin is a China based investment company, mainly concentrating its operation on equity investment in China. Its assets under management are approximately US$5 billion.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.
Nan Hao
Investor Relations Manager
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

ICR, Inc.
Xueli Song
Tel: +1 (646) 328-1950
Email: stv@icrinc.com